

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

December 6, 2017

Steve Cooper
Chief Executive Officer
One Stop Systems, Inc.
2235 Enterprise Street #110
Escondido, CA 92029

>   **Re: One Stop Systems, Inc.**
>   **Confidential Draft Registration Statement on Form S-1**
>   **Submitted November 9, 2017**
>   **CIK No. 0001394056**

Dear Mr. Cooper:

    We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

General

1.   According to your preliminary fee table and disclosure on page 105, it appears that you will issue warrants to your underwriter, Roth Capital Partners, and seek to register these warrants and common stock underlying these warrants as part of your initial public offering registration statement. If true, please revise your prospectus cover page and offering summary to clarify the issuance and registration of these warrants and underlying common stock.

2.   We note that you intend to reincorporate from being a California corporation into a Delaware corporation in connection with your offering. Where appropriate, please clarify any procedural or transactional steps needed to accomplish this reincorporation and whether it will be completed prior to the effectiveness of this registration statement.

Risk Factors

A limited amount of customers represent a significant portion of our sales …, page 13

3.   Please revise to identify your largest customer that represented 29% of your net sales for the year ended December 31, 2016. In the Business section, disclose the material terms of you agreement with this significant customer, including any termination provisions or minimum purchase commitments. Refer to Item 101(c)(1)(vii) of Regulation S-K for further guidance.

We rely on a limited number of parts suppliers to support our manufacturing…, page 13

4.   Please identify the two suppliers who accounted for approximately 46% of the materials purchased by the company in 2016 and provide a summary of the material terms of any agreements with these suppliers.

We have identified material weaknesses in our internal control over financial reporting…, page 17

5.   Please disclose the steps you have taken to remediate the material weaknesses in your internal control over financial reporting and what remains to be completed in your remediation plan, if anything. Also, disclose how long you estimate it will take to complete your plan and any material costs you have, or expect to be, incurred.

If our involvement in a September 2017 CIO Review Article was held to be in violation…, page 26

6.   You provide an update to a financial measure included in the September 2017 CIO Review article, which quotes your CEO Steve Cooper that you are "emerging at a 58% growth margin annually." Please revise to explain what you mean by "growth margin annually" and disclose the period in which the 58% growth margin relates.

Use of Proceeds, page 29

7.   Please identify the lenders for any related party indebtedness. Also, disclose how the company used the loans that were incurred over the past year and will be repaid using the proceeds of this offering. See Instruction 4 of Item 504 of Regulation S-K.

Capitalization, page 30

8.   Please revise your pro forma as adjusted information to reflect the repayment of debt with the proceeds from this offering.

Management's Discussion and Analysis of Financial Condition and Results or Operations

Business Developments, page 34

9.   Please revise to describe the material terms of your agreements to acquire the source code license to the Ion flash array software from Western Digital and service their existing customer base. For example, clarify if any consideration was paid to Western Digital or if Western Digital will receive a commission, royalties or any revenue sharing from these arrangements.

Liquidity and Capital Resources, page 44

10.   You disclose that you were not in compliance with certain financial and non-financial covenants as of June 30, 2017 and December 31, 2016, but that you received waivers. Please specify the covenants with which you were not in compliance and the expiration date of the waivers. State in quantitative terms the extent of such noncompliance with respect to each covenant in each reporting period. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350. In a risk factor, also disclose the impact of not meeting these covenants on your borrowing capacity under the agreement.

Business

Our Opportunity, page 61

11.   Please clarify whether you have generated any material amounts of revenue from your Custom Built Servers, Cloud Services or Storage Management Services lines of business.

Competition, page 70

12.   Please revise to describe your competition outside of your OEM customers performing similar services in-house. We note that on pages 12 and 13 you reference established competitors, third party competitive products, and new entrants to the your market.

Management, page 73

13.   You disclose that you have two executive officers, CEO Steve Cooper and CFO John W. Morrison, Jr. On your website you list six other members of your management, including a senior vice president and five vice presidents. Please advise us whether you have any additional executive officers, as defined by Rule 405 of Regulation C. To the extent any of these officers are a vice president in charge of a principal business unit, division or function (such as sales, administration or finance), or any other officer who performs a policy making function or any other person who performs similar policy making functions for the registrant, please provide the disclosure required by Item 401(e) of Regulation S-K.

Executive Compensation, page 79

14.   You reference that your summary compensation table includes your principal executive officer and two other most highly compensated executive officers. We note, however, your compensation tables only include two named executive officers, Steve Cooper and Mark Gunn. Please revise to include a third named executive officer if their compensation exceeded $100,000 in 2016. Refer to Item 402(m)(2) of Regulation S-K for further guidance.

Certain Relationships and Related Party Transactions, page 91

15.   Please revise to include any personal loan guarantees made by members of your management or principal stockholders. We note several notes or loans were guaranteed by your CEO and you reference a stockholder personal guarantee on page F-65.

Principal Shareholders, page 93

16.   Please clarify whether your beneficial ownership table includes Series A, B and C Preferred Stock holders on an as-converted basis. To the extent any of your preferred stockholders beneficially owns more than 5% of your common stock on an as-converted basis, please disclose them as principal stockholders pursuant to Rule 13d-3.

17.   Please provide an address for your shareholder, Park Bank, and identify the natural persons who have voting/investment power over its shares beneficially owned.

Consolidated Financial Statements

Consolidated Statements of Operations, page F-4

18.   Please revise to present pro forma net (loss) income per share information for only the latest year and subsequent interim period.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page F-10

19.   You disclose that one of your arrangements includes a vendor managed inventory program containing "bill and hold" terms and revenue is recognized when an order is completed. Please tell us how you considered the guidance in SAB Topic 13.A.3.a. in accounting for these transactions. At a minimum, your response should address the business purpose for these arrangements; when delivery will be made and when payment is due.

20.   You disclose on page F-59 that Magma's policy was to recognize revenue from product sales upon shipment and transfer of ownership to the customer, unless the customer had full right of return, in which case revenue was deferred until title passed to the end user. Please clarify who the customer and end-users are in these transactions. In this regard, it is unclear how transfer of ownership to the customer and title passing to the end-users differ. Also, to the extent refund provisions are included in arrangements entered into after the Magma acquisition, revise your policy to include a discussion of such return rights.

Note 2. Acquisition, page F-14

21.   Please provide the disclosures required by ASC 350-30-50-1 and 50-2 for your intangible assets.

22.   You state that the fair value of shares issued in the Magma acquisition was based on an independent valuation of the company. To the extent you relied upon a third-party valuation specialist, please disclose the name of the specialist and include the expert's consent pursuant to Securities Act Rule 436(b) of Regulation C. Alternatively, clarify your reference to independent valuation. See also Question 141.02 of our Compliance and Disclosure Interpretations on Securities Act Sections for additional guidance.

Note 16. Subsequent Events, page F-29

23.   We note that you acquired a license agreement, members of the software design team and equipment from Western Digital. Please explain further the terms of these arrangements, including the consideration paid. Also, tell us how you are accounting for these transactions and specifically address your consideration of ASC 805-10-55-4 through 55 and Rule 11-01(d) of Regulation S-X.

Condensed Consolidated Financial Statements (Unaudited)

Notes to Condensed Consolidated Financial Statements (Unaudited)

Note 1. Summary of Significant Accounting Policies

Principles of Consolidation, page F-35

24.   Please clarify whether SkyScale is a variable interest entity for which you are the primary beneficiary. If so, revise to disclose the information required by ASC 810-10-50-2AA and ASC 810-10-50-3 or explain how you determined this is not a variable interest entity.

Note 8. Stockholders' Equity

Stock Options, page F-46

25.   Please provide us with a breakdown of all stock options granted to date in fiscal 2017, and include the fair value of the underlying common stock used to value such awards as determined by your board of directors. To the extent there were any significant fluctuations in the fair values from period-to-period, describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology.

Exhibits

26.   Please file your Investors' Rights Agreement, as amended and filed as Exhibit 4.2, in its entirety. We note that you omitted attachments Exhibits A and B.

General

27.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

28.   We note that you reference reports by Intersect 360 Research for HPC industry statistics on pages 1, 56, 61 and 62 of your prospectus. Please clarify whether you commissioned these reports.

        You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3453 with any other questions.

                                        Sincerely,

                                        /s/ Jan Woo

                                        Jan Woo
                                        Branch Chief - Legal
                                        Office of Information
                                        Technologies and Services

cc: Dennis J. Doucette, Esq.
        Procopio, Cory, Hargreaves & Savitch LLP